Exhibit 99.4

ARC ENERGY TRUST

VOTING DIRECTION FOR

HOLDERS OF EXCHANGEABLE SHARES

OF ARC RESOURCES LTD.

The undersigned holder (the “Holder”) of exchangeable shares (“Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) has the right to instruct Computershare Trust Company of Canada (the “Trustee”) in respect of the exercise of their votes at the Annual Meeting of the unitholders of ARC Energy Trust (the “Trust”) to be held on May 18, 2010 (the “Meeting”), as follows:

•                                          To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•                                          To instruct the Trustee to appoint a representative of the Trust’s management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•                                          To instruct the Trustee to appoint the Holder, or the Holder’s designee, as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

The election of eight (8) directors of ARC Resources as follows:

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Walter DeBoni

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   John P. Dielwart

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Fred J. Dyment

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   James C. Houck

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Michael M. Kanovsky

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Harold N. Kvisle

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Kathleen M. O’Neill

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Herbert C. Pinder, Jr.

FOR ☐ or WITHHOLD FROM VOTING FOR ☐                                                                   Mac H. Van Wielingen

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.

IMPORTANT NOTE:  If a direction is made, the Holder’s Exchangeable Shares will be voted or withheld from voting as directed.  If no direction is made, for or withhold from voting, the Holder’s Exchangeable Shares will not be voted.

PLEASE SELECT ONE OF THE FOLLOWING:

☐                                    Direct the Trustee to Vote Exchangeable Shares

The holder hereby directs the Trustee to vote as indicated.

☐                                    Appointment of Trust Management as Proxy

The Holder hereby appoints Mac H. Van Wielingen, the Chairman of ARC Resources or, failing him, John P. Dielwart, the Chief Executive Officer of ARC Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐                                    Appointment of the Holder, or the Holder’s Designee as Proxy

The Holder hereby appoints                                                        as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

If the Holder does not complete one of the foregoing, completes more than one of the foregoing or completes the third selection but does not specify an alternative proxyholder, the Holder will be deemed to have directed the Trustee to vote their Exchangeable Shares as indicated.

DATED: , 2010.
Signature of Holder

Name of Holder

Number of Exchangeable Shares Held

NOTES:

1.                                       This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Broadridge, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof.  The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.                                       If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3.                                       If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.                                       This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5.                                       Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.                                       A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.